Local Culture Ferments

Profit and Loss
January - December 2020

	TOTAL
Income	
Artisan Lavinia	117.00
Books	147.74
Comps & Discounts	-67.76
Cultured For Health	6.99
Cultured Kitchen	117.50
Discounts given	-562.65
Elixart	100.50
Endorfin Chocolate	225.00
Farmer's Market	1,600.00
Ferment Supplies	57.00
Fermenters	393.97
FOLK Kombucha	124.50
Local Culture	205,565.05
Local Culture Olives	608.00
Local Culture Online Sales	1,303.49
Pacific Culture	112.00
Sales of Product Income	-55,899.03
SexiSpice	165.00
South River Miso	151.00
Square Discounts Given	-470.71
Sublease Rent Check	5,925.00
Uncategorized Income	0.00
Vessels	8.00
Total Income	**$159,727.59**
Cost of Goods Sold	
Backhauling	196.00
Production Fees - COGS	4,451.82
Shipping	0.00
Supplies & Materials - COGS	-52.86
Bread	100.00
Labels	6,985.31
Produce	44,137.54
Retail Products	151.50
Salt for Production	887.29
Total Supplies & Materials - COGS	**52,208.78**
Total Cost of Goods Sold	**$56,856.60**
GROSS PROFIT	**$102,870.99**
Expenses	
Advertising & Marketing	2,055.42

Local Culture Ferments

Profit and Loss
January - December 2020

	TOTAL
Automobile Expenses	0.00
Company Van	1,775.60
Company Van Insurance	675.76
Farmer's Mkt Fuel	1,100.35
Fuel	3,174.26
Total Automobile Expenses	**6,725.97**
Bank Charges & Fees	395.75
Event Fees	25.00
Insurance	0.00
Business Insurance	759.00
Worker's Comp Insurance	1,281.00
Total Insurance	**2,040.00**
Interest Paid	599.05
Legal Services	3,000.00
Merchant Service Fee	1,090.90
Office Supplies & Software	805.07
Payroll Expenses	0.00
Taxes	1,254.10
Wages	10,712.75
Total Payroll Expenses	**11,966.85**
Professional Fees	560.00
QuickBooks Payments Fees	104.00
Rent & Lease	7,926.00
Warehouse Rent	15,527.66
Total Rent & Lease	**23,453.66**
Repairs & Maintenance	578.04
Shipping, Freight & Delivery	1,623.43
Taxes & Licenses	2,986.85
Franchise Tax Board	800.00
Nevada County	-209.20
Organic Certification	762.62
Placer County	194.00
Total Taxes & Licenses	**4,534.27**
Utilities	0.00
Internet	1,259.55
PG&E	4,453.35
Waste Removal	173.65
Total Utilities	**5,886.55**

Local Culture Ferments

Profit and Loss
January - December 2020

	TOTAL
Warehouse Kitchen Supplies	19,436.94
Total Expenses	**$84,880.90**
NET OPERATING INCOME	**$17,990.09**
Other Income	
Covid-19 SBA Loan Income	1,000.00
Other Miscellaneous Income	2,500.00
Total Other Income	**$3,500.00**
Other Expenses	
Depreciation	9,032.00
Loss On Sale of Assets	101.00
Reconciliation Discrepancies	0.00
Total Other Expenses	**$9,133.00**
NET OTHER INCOME	**$ -5,633.00**
NET INCOME	**$12,357.09**

Local Culture Ferments

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking-First US	29,006.70
Savings	30.00
Total Bank Accounts	**$29,036.70**
Accounts Receivable	
Accounts Receivable (A/R)	14,377.44
Total Accounts Receivable	**$14,377.44**
Other Current Assets	
Undeposited Funds	2,505.85
Total Other Current Assets	**$2,505.85**
Total Current Assets	**$45,919.99**
Fixed Assets	
Accumulated Depreciation	-15,047.00
L/H Improv-Warehouse Build Out	10,443.77
Machinery & Equipment	0.00
Ferment Stands	494.46
Fermenter Vessels	13,583.21
Food Mixer	639.35
Generator	643.93
Homebrew Equipment	4,004.40
Kitchen Sink	249.99
Labeler Machine	1,464.76
Refrigerator	8,436.96
Vacuum Sealer	351.38
Vegetable Shredder	2,933.03
Total Machinery & Equipment	**32,801.47**
Vehicles-Ford Transit Connect 2011	6,941.80
Total Fixed Assets	**$35,140.04**
TOTAL ASSETS	**$81,060.03**

Local Culture Ferments

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Bank Transfer Card-CLOSED	0.00
Fermenter Credit Card-CLOSED	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
CA PIT / SDI	156.25
CA SUI / ETT	373.56
Federal Taxes (941/944)	176.62
Federal Unemployment (940)	64.04
Total Payroll Liabilities	**770.47**
Sales Tax Payable	233.22
Total Other Current Liabilities	**$1,003.69**
Total Current Liabilities	**$1,003.69**
Long-Term Liabilities	
2020 Investment Loan	70,000.00
Loan Payable - Carlos & Carmen Escobar	0.00
Loan Payable - Lynn Frost & Jim McKee	0.00
Total Long-Term Liabilities	**$70,000.00**
Total Liabilities	**$71,003.69**
Equity	
Owner's Investment	47,030.12
Distributions	0.00
Total Owner's Investment	**47,030.12**
Partner's Equity	0.00
Partner's Equity-1 Cristina Africano	0.00
Partner Contributions-1 Cristina Africano	2,843.56
Total Partner's Equity-1 Cristina Africano	**2,843.56**
Partner's Equity-2 Chris Frost-McKee	0.00
Partner Contributions-2 Chris Frost McKee	2,843.55
Total Partner's Equity-2 Chris Frost-McKee	**2,843.55**
Partner's Equity-3 Sarah Frost-McKee	0.00
Partner Contributions-3 Sarah Frost-McKee	25.00
Total Partner's Equity-3 Sarah Frost-McKee	**25.00**
Partner's Equity-4 Paul Trendler	0.00
Partner Contributions-4 Paul Trendler	25.00

	TOTAL
Total Partner's Equity-4 Paul Trendler	**25.00**
Partner's Equity-5 Elissa Wolf Blank	0.00
Partner Contributions-5 Elissa Wolf Blank	10.00
Partner Distributions-5 Elissa Wolf Blank	-14,000.00
Total Partner's Equity-5 Elissa Wolf Blank	**-13,990.00**
Total Partner's Equity	**-8,252.89**
Retained Earnings	-41,077.98
Net Income	12,357.09
Total Equity	**$10,056.34**
TOTAL LIABILITIES AND EQUITY	**$81,060.03**

Local Culture Ferments

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	12,357.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-13,858.44
Accumulated Depreciation	8,033.00
Bank Transfer Card-CLOSED	-3,298.00
CHASE CREDIT CARD (1067) (deleted)	-4,662.31
Fermenter Credit Card-CLOSED	-1,287.64
Direct Deposit Payable	0.00
Payroll Liabilities:CA PIT / SDI	156.25
Payroll Liabilities:CA SUI / ETT	373.56
Payroll Liabilities:Federal Taxes (941/944)	176.62
Payroll Liabilities:Federal Unemployment (940)	64.04
Sales Tax Payable	-89.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-14,392.66**
Net cash provided by operating activities	**$ -2,035.57**
INVESTING ACTIVITIES	
L/H Improv-Warehouse Build Out	-10,443.77
Machinery & Equipment:Fermenter Vessels	-8,684.30
Machinery & Equipment:Generator	-643.93
Machinery & Equipment:Refrigerator	-6,336.96
Vehicles-Ford Transit Connect 2011	-5,500.00
Net cash provided by investing activities	**$ -31,608.96**
FINANCING ACTIVITIES	
2020 Investment Loan	70,000.00
Loan Payable - Carlos & Carmen Escobar	-10,000.00
Loan Payable - Lynn Frost & Jim McKee	-10,000.00
Owner's Investment	16,713.81
Owner's Investment:Distributions	2,871.45
Partner's Equity:Partner's Equity-1 Cristina Africano:Partner Contributions-1 Cristina Africano	2,843.56
Partner's Equity:Partner's Equity-2 Chris Frost-McKee:Partner Contributions-2 Chris Frost McKee	2,843.55
Partner's Equity:Partner's Equity-3 Sarah Frost-McKee:Partner Contributions-3 Sarah Frost-McKee	25.00
Partner's Equity:Partner's Equity-4 Paul Trendler:Partner Contributions-4 Paul Trendler	25.00
Partner's Equity:Partner's Equity-5 Elissa Wolf Blank:Partner Contributions-5 Elissa Wolf Blank	10.00
Partner's Equity:Partner's Equity-5 Elissa Wolf Blank:Partner Distributions-5 Elissa Wolf Blank	-14,000.00
Net cash provided by financing activities	**$61,332.37**
NET CASH INCREASE FOR PERIOD	**$27,687.84**
Cash at beginning of period	3,854.71
CASH AT END OF PERIOD	**$31,542.55**